Filed by RTI Surgical, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Paradigm Spine, LLC

Commission File Number 132-00001

RTIX – Paradigm Spine Deal Announcement Call Script

Nathan Elwell

Good morning and thank you for joining the call to discuss RTI’s agreement to acquire Paradigm Spine. On the call today are Camille Farhat, our President and Chief Executive Officer; and Jonathon Singer, our Chief Financial and Administrative Officer.

During our call this morning, Camille will provide an overview of the transaction and after the prepared comments, Camille and Jon will take questions.

Before we start, let me make the following disclosure. The matters we will be discussing on this conference call will involve statements that are forward-looking. These statements are based on our management’s current expectations, but they are subject to various risks and uncertainties associated with our lines of business and with the economic environment in general. Except for historical information, any statements made on this call about anticipated financial results, the impact of the transaction on RTI’s operations, any benefits of scaling caused by the transaction, the impact of the transaction on RTI’s growth rates, potential long-term growth for coflex® products, the potential growth of the LSS market, the impact of the transaction on RTI’s market share, and the retention of current customers or the acquisition of additional customers also are forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties.

Our actual results may vary from any statements concerning our expectations about future events that are made during this call. We make no guarantees as to the accuracy of these statements. Accordingly, we urge you to consider all information about the company and not to place undue reliance on these forward-looking statements.

During the call, we will also present certain financial information on a non-GAAP basis. Management believes that non-GAAP financial measures, taken in conjunction with U.S. GAAP financial measures, provide useful information for both management and investors by excluding certain noncash and other expenses that are not indicative of our core operating results. Management uses non-GAAP measures to compare our performance relative to forecast and strategic plans, to benchmark our performance externally against competitors and for certain compensation decisions. Reconciliations between U.S. GAAP and non-GAAP results are presented in tables accompanying our earnings release, which can be found in the Investor Relations section of our website.

Now I will turn the call over to Camille. Please go ahead.

Camille Farhat

Thanks Nathan and good morning everyone!

As you already saw, yesterday we announced an important agreement to acquire Paradigm Spine, strengthening RTI’s position as a leading global provider of spine care. This transaction will add a unique treatment to address the significant market opportunity in lumbar spinal stenosis, or LSS, and significantly advances our strategic and competitive position in the marketplace.

As we discussed on our earnings call, we have made significant progress against the three pillars of our strategic transformation and produced strong third quarter results. The reduction in complexity has simplified our portfolio contributing to predictable execution, while our operational excellence initiatives have manifested themselves through improved margin and cash flow.

Our team is executing effectively on many fronts and our R&D pipeline is being reinvigorated. We have increased our focus on accelerating growth with investments in both organic and inorganic activities focused on differentiation and scale. This gives us confidence that this is the right time for us to accelerate our growth through acquisition and we believe Paradigm Spine is the right deal for RTI:

•	We believe coflex® is the most differentiated product in the spine space;

•	It is an established treatment protocol supported by strong clinical data and brand recognition;

•	It competes in a large established market;

•	It is a high margin, PMA approved product; and

•	With expanding payor coverage, we believe it is poised for accelerated growth.

With that said, let me note a few important facts about the deal:

•	We will acquire all outstanding shares of Paradigm Spine in a cash and stock transaction valued at up to $300 million consisting of $150 million at closing plus potential future milestones.

•

Paradigm Spine has 2018 trailing twelve-month revenue of approximately $40 million with gross margins of approximately 90%, which places the upfront transaction value in line with median revenue multiples for comparable spine transactions and well below the median transaction value for comparable med-tech or spine transactions for a PMA approved product.

•	Consideration at close will be a combination of stock and cash with 10.7 million shares and $100 million in cash, which will be financed with a new, fully-committed debt financing.

•

ProForma leverage at close will be between 5 and 6 times EBITDA. We believe the transaction will be EBITDA accretive in the first twelve months of ownership and leverage will quickly decline to below 4 times EBITDA.

•	The transaction is subject to an anti-trust review and will require shareholder approval. The HSR filing and preparation of the S-4 should be completed in the next several weeks. We currently anticipate a shareholder vote and close of the transaction early in the first quarter of 2019.

•	When the transaction is complete, it will support our increased focus on spine procedures in key international markets.

•	As a combined company, we will continue to focus on addressing LSS and driving coflex® towards standard of care and treatment of choice for the disease.

•	We see a significant opportunity to expand coverage from private payors and patient access with coflex®, which will help us achieve the next level of growth in our business.

•	We believe the RTI capabilities will enhance this vision as we leverage our network and resources towards this differentiated treatment.

Now, let me step back and provide a brief overview of the LSS Market.

LSS is a debilitating and degenerative disease that impacts approximately 1.6 million patients annually in North America and is often associated with significant leg and back pain. There is a tremendous opportunity to address a critical need of the elderly population, as LSS is the number one diagnosed spine condition and the number one reason for spine surgery amongst elderly in North America today.

Importantly, LSS is a large and established market with an existing pipeline of informed surgical patients. There are currently only two treatment options widely available for LSS.

Coflex® is the first and only motion preserving stabilization implant that is FDA premarket approved for the treatment of moderate to severe LSS in conjunction with decompression.

Coflex® introduces a cutting-edge solution that pairs minimally invasive surgery (MIS) with motion preservation, which, when combined, is a market estimated to be worth nearly $3.3 billion.

Coflex® is supported by more than 90 peer reviewed studies and 12 years of clinical data and endorsed by major spinal societies.

Coflex® leads to faster recovery times and improved patient outcomes compared to the current standard of care.

Additionally, coflex® is currently covered nationally by Medicare, and is making progress towards regional and national private payor decisions, including recent coverage decisions in Michigan, North Dakota, Pennsylvania and South Carolina, which amounts to approximately 50 million covered lives. Commercial payors are providing favorable written coverage policies with no required preauthorization.

In short, coflex® is a great example of a differentiated product that will help reinforce customer retention, support portfolio pull-through and strengthen our overall spine offering.

With over 160,000 patients treated, a wide base of clinical evidence, strong brand recognition, and expanding coverage from private payors, we believe coflex® is on the cusp of achieving substantial growth, which RTI can help deliver.

RTI plans to continue executing Paradigm Spine’s existing commercialization strategy, focused on sales, distribution, and reimbursement, while leveraging our existing network and capabilities to drive coflex® towards standard of care and beyond to treatment of choice for LSS.

Additionally, Paradigm Spine brings an expanded European presence with operations in Wurmlingen, Germany. When combined with our existing international footprint, this will enable us to increase our focus on spine procedures in key international markets.

To summarize, our growth strategy in spine is to invest in differentiated products and build scale. We believe that this transaction is an important step in our ongoing strategic transformation. We look forward to working with the Paradigm Spine team to complete this compelling acquisition.

In conclusion, and as we stated in January, 2018 is a year of focused execution for RTI. We firmly believe we have demonstrated that we have the right strategy, and we are delivering the transformation.

The acquisition of Paradigm Spine aligns with our spine focused growth strategy to invest in differentiated products and build scale. We believe this transaction demonstrates our commitment to improving outcomes for more patients, unlocking additional growth opportunities and, ultimately, driving value for all stakeholders.

Operator, I would like to open the line to questions.

Camille – Closing Comments

Thank you for your ongoing interest in RTI Surgical. We are confident that our strategic transformation continues to build its momentum. We are focused on the execution of our plans and look forward to updating you on our progress with the Paradigm Spine acquisition in the coming months.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RTI will file a registration statement on Form S-4 with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from RTI at its website, www.rtix.com, or by contacting RTI Investor Relations at (847) 530-0249.

Participants in Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed March 26, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this communication about anticipated financial results, the impact of the transaction on the complexity of RTI’s operations, any benefits of scaling caused by the transaction, the impact of the transaction on RTI’s growth rates, potential long-term growth for coflex® products, the impact of the transaction on RTI’s market share, and the retention of current customers or the acquisition of additional customers also are forward-looking statements. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These statements are not guarantees of future performance and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the failure to obtain RTI shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the definitive agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions; and other risks described in public filings with the U.S. Securities and Exchange Commission (SEC). Our actual results may differ materially from the anticipated results reflected in these forward-looking statements. Copies of the company’s SEC filings may be obtained by contacting the company or the SEC or by visiting RTI’s website at www.rtix.com or the SEC’s website at www.sec.gov.

Employee Letter

This document will be circulated to all RTI employees on Announcement Day.

Subject: RTI Surgical to Acquire Paradigm Spine

Dear Colleagues,

A few minutes ago, we announced that RTI has entered into a definitive agreement to acquire Paradigm Spine, a leader in motion preservation and non-fusion spinal implant technology.

This is an important and exciting step forward in accelerating the growth of RTI! It is also a testament to the value each of you are contributing to the ongoing strategic transformation of the business.

Before sharing more detail on the deal, I want to reflect on what made this growth opportunity possible. The reductions in complexity and operational excellence initiatives underway are the catalysts for bringing our growth strategy to life. From transitioning non-core components of our business, to the cost reductions and powerful efforts to instill a culture of continuous improvement—these initiatives have made us a more focused and disciplined company. They also create the opportunity for us to grow by investing in differentiated products and building scale for our business. We are investing in our future by reinvigorating our R&D function and innovation pipeline supported by a worldwide product plan for spine and the nearly complete long-term growth strategy for OEM. Thank you for this tremendous progress and your continued commitment and hard work.

Paradigm Spine’s primary product is the coflex® Interlaminar Stabilization® device, a differentiated and minimally invasive motion preserving stabilization implant that is FDA PMA approved for the treatment of moderate to severe lumbar spinal stenosis (LSS) in conjunction with decompression. With coflex®, we are positioned to deliver sustainable long-term growth given its clinical effectiveness and ongoing progress towards insurance coverage. When the transaction is complete, Paradigm Spine will help expand RTI’s international footprint in spine.

This announcement is only the first step in finalizing our agreement with Paradigm Spine. In that regard, it is business as usual and you should continue focusing on your day-to-day responsibilities. Until the transaction closes, anticipated in the first quarter of 2019, RTI and Paradigm Spine will operate as two separate companies just as we are today.

I am sure you have many questions about today’s announcement. I will be hosting a virtual all-employee Town Hall tomorrow (Friday) at 3:00 PM ET to discuss and answer questions regarding this exciting development. Until then, I encourage you to talk to your manager about any initial questions and visit RSpace over the next few days to learn more about coflex®, and what this means for RTI and our Spine franchise.

We recognize an announcement of this caliber is likely to generate attention in our industry and among some of the people with whom we do business. As usual, we ask that you do not engage with members of the media unless authorized to do so. If a member of the media or other third party reaches out to you, please direct them to RTI’s media contact Molly Poarch at mpoarch@rtix.com or 224-287-2661. As usual, we ask that you do not engage with members of the media unless authorized to do so.

We look forward to working with the Paradigm Spine team to complete this compelling addition and begin the integration process.

Thank you, as always, for your hard work and dedication in driving our business forward. This is an exciting time to be part of RTI!

Sincerely,

Camille

Important Additional Information and Where to Find It

In connection with the proposed transaction, RTI will file a registration statement on Form S-4 with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from RTI at its website, www.rtix.com, or by contacting RTI Investor Relations at (847) 530-0249.

Participants in Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed March 26, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this communication about anticipated financial results, the impact of the transaction on the complexity of RTI’s operations, any benefits of scaling caused by the transaction, the impact of the transaction on RTI’s growth rates, potential long-term growth for coflex® products, the impact of the transaction on RTI’s market share, and the retention of current customers or the acquisition of additional customers also are forward-looking statements. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These statements are not guarantees of future performance and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the failure to obtain RTI shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the definitive agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions; and other risks described in public filings with the U.S. Securities and Exchange Commission (SEC). Our actual results may differ materially from the anticipated results reflected in these forward-looking statements. Copies of the company’s SEC filings may be obtained by contacting the company or the SEC or by visiting RTI’s website at www.rtix.com or the SEC’s website at www.sec.gov.

RTI Partner Letter

The below document will be distributed to RTI distributors and manufacturers on Announcement Day.

Dear RTI Surgical Distributor,

We have exciting news to share! We recently announced that RTI entered into a definitive agreement to acquire Paradigm Spine, a leader in motion preservation and non-fusion spinal implant technology.

Paradigm Spine’s primary product is the coflex® Interlaminar Stabilization® device, a differentiated and minimally invasive motion preserving stabilization implant that is FDA premarket approved (PMA) globally for the treatment of moderate to severe lumbar spinal stenosis (LSS) in conjunction with decompression. LSS is the most prevalent diagnosed spine condition amongst the elderly in North America today, affecting approximately 1.6 million patients annually.

Supported by 12 years of clinical data and endorsed by major spinal societies, including The North American Spine Society (NASS) and The International Society for the Advancement of Spine Surgery (ISASS), coflex® leads to faster recovery times with improved patient outcomes compared to the current standard of care. Coflex® has expanded coverage from private payors, including Medicare reimbursement, and is making progress towards regional and national private payor decisions.

We recently communicated to you about our acquisition of Zyga Technology, whose innovative devices treat underserved conditions of the lumbar spine. The transaction accelerates RTI’s growth strategy in spine with a differentiated treatment to address lumbar spinal stenosis (LSS). We are excited for the expansion of our Spine franchise and the opportunities to provide you and your customers with a more comprehensive offering. This is another important milestone in our ongoing strategic transformation and in our efforts to improve outcomes for more patients, unlock additional growth opportunities and ultimately drive value for our stakeholders.

This announcement is only the first step in the process, and it is business as usual for all of us at RTI. Until the transaction closes, anticipated to occur in the first quarter of 2019, RTI and Paradigm Spine will operate as two separate companies just as we are today. We look forward to sharing more information, including more detail on coflex® and opportunities for training, in the coming months. In the meantime, please reach out to your normal point of contact if you have any questions.

Thank you for all you do for our customers and patients. We look forward to serving even more patients together with our expanded spine offering.

Sincerely,

Bob Housler

Vice President, Sales

RTI Surgical, Inc.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RTI will file a registration statement on Form S-4 with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from RTI at its website, www.rtix.com, or by contacting RTI Investor Relations at (847) 530-0249.

Participants in Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed March 26, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this communication about anticipated financial results, the impact of the transaction on the complexity of RTI’s operations, any benefits of scaling caused by the transaction, the impact of the transaction on RTI’s growth rates, potential long-term growth for coflex® products, the impact of the transaction on RTI’s market share, and the retention of current customers or the acquisition of additional customers also are forward-looking statements. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These statements are not guarantees of future performance and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the failure to obtain RTI shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the definitive agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions; and other risks described in public filings with the U.S. Securities and Exchange Commission (SEC). Our actual results may differ materially from the anticipated results reflected in these forward-looking statements. Copies of the company’s SEC filings may be obtained by contacting the company or the SEC or by visiting RTI’s website at www.rtix.com or the SEC’s website at www.sec.gov.

RTI Medical Community Letter

The below document will be distributed to RTI surgeons and patients on Announcement Day.

Dear RTI Customer,

We have exciting news to share! We recently announced that RTI entered into a definitive agreement to acquire Paradigm Spine, a leader in motion preservation and non-fusion spinal implant technology.

Paradigm Spine’s primary product is the coflex® Interlaminar Stabilization® device, a differentiated and minimally invasive motion preserving stabilization implant that is FDA premarket approved (PMA) globally for the treatment of moderate to severe lumbar spinal stenosis (LSS) in conjunction with decompression. LSS is the most prevalent diagnosed spine condition amongst the elderly in North America today, affecting approximately 1.6 million patients annually.

Supported by 12 years of clinical data and endorsed by major spinal societies, including The North American Spine Society (NASS) and The International Society for the Advancement of Spine Surgery (ISASS), coflex® leads to faster recovery times with improved patient outcomes compared to the current standard of care. Coflex® has expanded coverage from private payors, including Medicare reimbursement, and is making progress towards regional and national private payor decisions.

We recently communicated to you about our acquisition of Zyga Technology, whose innovative devices treat underserved conditions of the lumbar spine. Our acquisition of Paradigm Spine accelerates RTI’s growth strategy in spine with a differentiated treatment to address lumbar spinal stenosis (LSS). We are excited for the expansion of our Spine franchise and the opportunities to provide you and your patients with a more comprehensive offering.

This announcement is only the first step in the process, and it is business as usual for all of us at RTI. Until the transaction closes, anticipated to occur in the first quarter of 2019, RTI and Paradigm Spine will operate as two separate companies just as we are today. We will follow up with more information, including more detail on coflex® and opportunities for training, in the coming months. In the meantime, please reach out to your normal point of contact if you have any questions.

Thank you for your trust in RTI and all you do for patients.

Sincerely,

Bob Housler

Vice President, Sales

RTI Surgical, Inc.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RTI will file a registration statement on Form S-4 with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from RTI at its website, www.rtix.com, or by contacting RTI Investor Relations at (847) 530-0249.

Participants in Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed March 26, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this communication about anticipated financial results, the impact of the transaction on the complexity of RTI’s operations, any benefits of scaling caused by the transaction, the impact of the transaction on RTI’s growth rates, potential long-term growth for coflex® products, the impact of the transaction on RTI’s market share, and the retention of current customers or the acquisition of additional customers also are forward-looking statements. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These statements are not guarantees of future performance and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the failure to obtain RTI shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the definitive agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions; and other risks described in public filings with the U.S. Securities and Exchange Commission (SEC). Our actual results may differ materially from the anticipated results reflected in these forward-looking statements. Copies of the company’s SEC filings may be obtained by contacting the company or the SEC or by visiting RTI’s website at www.rtix.com or the SEC’s website at www.sec.gov.

Social Media Content

The below information can be posted to RTI and Paradigm Spine social media channels.

FOR RTI:

Twitter

RTI today announced that it has entered into a definitive agreement to acquire Paradigm Spine. The transaction accelerates RTI’s growth strategy in spine with a differentiated treatment to address lumbar spinal stenosis (LSS). Read more in our press release:

LinkedIn

RTI today announced that it has entered into a definitive agreement to acquire Paradigm Spine, a leader in motion preservation and non-fusion spinal implant technology. The transaction accelerates RTI’s growth strategy in spine with a differentiated treatment to address the significant market opportunity in lumbar spinal stenosis (LSS). The transaction also underscores RTI’s significant progress executing against its strategic transformation to reduce complexity, drive operational excellence and accelerate growth.

This is an exciting time to be part of the RTI team! More information can be found:

FOR PARADIGM SPINE:

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Exciting news – Paradigm Spine has entered into a definitive agreement to be acquired by RTI Surgical, a leading global surgical implant company providing surgeons with safe biologic, metal, synthetic and synthetic-based implants. See RTI’s update below for more information:

Important Additional Information and Where to Find It

In connection with the proposed transaction, RTI will file a registration statement on Form S-4 with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from RTI at its website, www.rtix.com, or by contacting RTI Investor Relations at (847) 530-0249.

Participants in Solicitation

The Company and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the Company’s participants is set forth in the proxy statement, filed March 26, 2018, for the Company’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations, estimates and projections about our industry, our management’s beliefs and certain assumptions made by our management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, except for historical information, any statements made in this communication about anticipated financial results, the impact of the transaction on the complexity of RTI’s operations, any benefits of scaling caused by the transaction, the impact of the transaction on RTI’s growth rates, potential long-term growth for coflex® products, the impact of the transaction on RTI’s market share, and the retention of current customers or the acquisition of additional customers also are forward-looking statements. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These statements are not guarantees of future performance and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the failure to obtain RTI shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the definitive agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions; and other risks described in public filings with the U.S. Securities and Exchange Commission (SEC). Our actual results may differ materially from the anticipated results reflected in these forward-looking statements. Copies of the company’s SEC filings may be obtained by contacting the company or the SEC or by visiting RTI’s website at www.rtix.com or the SEC’s website at www.sec.gov.